06011948

March 22, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

RECEIVED
2006 MAR 28 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Change in Subsidiaries (acquisition of stock)
   (Filed on March 22, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-6010, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

dlw 3/28

SN-2006-4

March 22, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer General Manager, Business Administration Headquarters and General Manager, Group Strategy Dept.
Telephone: +81-3-3780-9507

To whom it may concern:

Re: Change in Subsidiaries (acquisition of stock)

Fullcast Co., Ltd. decided to acquire shares in Japanese security firm Nihon Sogo Security Guard Co., Ltd. (NISSOKEI) in the board of directors' meeting held on March 20, 2006.

Details

1. The purpose for stock acquisition

The Fullcast Group is a provider of comprehensive human resources outsourcing solutions with over 1.2 million registered staff members at 436 offices across the nation. With strong sales force being its advantage, it specializes in providing short-term production line workers, technical experts and engineers.

To improve the Group's personnel outsourcing services and bolster its management structure further, we constantly aim to expand our scope of business.

NISSOKEI is a security company specializing in facility security, crowd security, and patrol for clients mainly in eastern Japan and in the Kinki district.

As a result of our consideration, we reached the conclusion that the security and guard business that is potentially in high demand from our existing clients can be expected to bring a synergy to the Group and decided to acquire shares in the firm to turn it into our wholly owned subsidiary.

Upon stock acquisition, the Group intends to step up the security business and expand our service menu in an effort to further increase its values as a comprehensive outsourced human resources service provider.

2. Summary of the company to be acquired (NISSOKEI)

(1) Trade name — Nihon Sogo Security Guard Co., Ltd.
(2) Representative — Yoshinori Kawano, President and Representative Director
(3) Head office — 2-2-9 Ohkubo, Shinjuku Ward, Tokyo
(4) Establishment — July 1971
(5) Main business activities — Security/guard business (guarding facilities/throngs and patrolling)
(6) Accounting term — March
(7) Capital — 80 million yen
(8) Shareholder composition — Yukari Kawano (33.8%), Ken Umemura (33.1%), Mika Shinoda (33.1%)
(9) Operating results in recent fiscal years

(thousands of yen)

	March 2003 fiscal year	March 2004 fiscal year	March 2005 fiscal year
Net sales	2,532,986	2,505,511	2,480,061
Operating income	16,663	64,079	61,403
Ordinary income	59,037	104,125	97,652
Current net income	35,583	94,428	3,244
Total capital	885,642	917,084	848,103
Shareholders' equity	413,656	508,083	511,327

3. Number of shares to be acquired, acquisition cost and the state of equity ownership before and after acquisition

(1) Number of shares owned before acquisition	0 share (ownership percentage: 0 percent)
(2) Number of shares to be acquired	160,000 shares (acquisition cost: 540,000,000 yen)
(3) Number of shares owned upon acquisition	160,000 shares (ownership percentage: 100 percent)

4. Time schedule

March 20, 2006	Resolved at the board of directors' meeting
May 1, 2006	Scheduled date of stock certificate transfer

5. Future outlook

Fullcast will announce the impact of this stock acquisition on our operating results early in May 2006 when we report our half-year financial results for fiscal 2006 ending September.

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